UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-32525

A.                               Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERIPRISE FINANCIAL 401(k) PLAN

B.                                 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERIPRISE FINANCIAL, INC.

55 Ameriprise Financial Center

Minneapolis, MN 55474

Ameriprise Financial 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009
with Report of Independent Registered Public Accounting Firm

Ameriprise Financial 401(k) Plan

Form 11-K

Report of Independent Registered Public Accounting Firm

The Employee Benefits Administration Committee
Ameriprise Financial, Inc.

We have audited the accompanying statements of net assets available for benefits of the Ameriprise Financial 401(k) Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 23, 2011

Ameriprise Financial 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Cash	$3,202,803	$2,208,108

Investments:
Investments at fair value:
Mutual funds	400,145,127	341,574,638
Collective investment funds	183,746,321	152,800,473
Ameriprise Financial Stock Fund	114,444,839	81,496,538
Self-Managed Brokerage Account	133,787,686	116,689,327
Income Fund	109,123,569	108,832,556
Total investments at fair value	941,247,542	801,393,532
Adjust fully benefit-responsive investment contracts to contract value	(3,340,011)	(2,913,270)
Total investments	937,907,531	798,480,262

Receivables:
Investment income	370	194
Due from brokers	594,212	284,087
Employer contributions, net of forfeitures	1,815,920	210,908
Participant loans	24,177,547	21,827,959
Total assets	967,698,383	823,011,518

Liabilities
Due to broker	11,789,376	13,778,518

Net assets available for benefits	$955,909,007	$809,233,000

See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2010	2009
Contributions:
Employer, net of forfeitures	$31,548,939	$20,723,904
Participant	58,273,147	52,553,434
Participant rollovers	11,845,375	17,329,462
Total contributions	101,667,461	90,606,800

Investment income:
Interest and dividends	11,582,375	15,118,091
Net realized/unrealized appreciation:
Mutual funds	47,958,144	56,245,551
Collective investment funds	22,922,888	40,530,924
Ameriprise Financial Stock Fund	38,151,261	34,351,217
Self-Managed Brokerage Account	13,696,766	30,883,944
Total net realized/unrealized appreciation	122,729,059	162,011,636
Total investment income	134,311,434	177,129,727
Interest on participant loans	1,026,414	1,282,556
Total contributions, investment income and interest on participant loans	237,005,309	269,019,083
Withdrawal payments	(90,329,302)	(64,013,130)
Net increase in net assets available for benefits	146,676,007	205,005,953
Net assets available for benefits at beginning of year	809,233,000	604,227,047
Net assets available for benefits at end of year	$955,909,007	$809,233,000

See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements

December 31, 2010

1.  Description of the Plan

General

The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan and are eligible to receive Company contributions the pay period they complete 60 days of service.

On April 30, 2010, the Company acquired the long-term asset management business of Columbia Management from Bank of America. The service of former Columbia Management, Columbia Wanger Asset Management, LLC (“Columbia Wanger”) and Bank of America employees who joined the Company in connection with the transaction is recognized for eligibility and vesting under the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan.

Administration of Plan Assets

The Plan’s trustee and recordkeeper is Wells Fargo Bank, N.A. The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”). The Company’s 401(k) Investment Committee selects the investment options offered to participants under the Plan. Members of the EBAC and 401(k) Investment Committee are determined based upon job title as specified in the Plan.

Plan Fees and Expenses

Fees, commissions, and other charges and expenses that are attributable to administering the Plan are paid from the related trust (the “Trust”), unless paid by the Company. The Company currently pays a portion of the cost of administering the Plan, including fees of the auditors, counsel, certain investment managers and investment consulting.

The majority of the cost of administering the Plan, including fees of the trustee, recordkeeper, and investment managers, are paid from the fees associated with the investment options offered under the Plan. In addition, expenses related to investment of the Plan funds, for example, brokerage commissions, stock transfer or other taxes and charges incurred for the purchase or sale of the funds’ investments, are generally paid out of the applicable fund. Fees paid out of a fund reduce the return of that fund. The participant pays for fees and expenses of the Self-Managed Brokerage Account (“SMBA”) and administrative loan origination fees.

Contributions

Elective Contributions

Each pay period, eligible participants may make pretax and/or Roth 401(k) contributions (up to 80% of eligible compensation), and after-tax contributions (up to 10% of eligible compensation) or a combination of any of the three, not to exceed 80% of their eligible compensation to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation on participants’ pretax and Roth 401(k) contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. This limit per the Code was $16,500 for employees under age 50 and $22,000 for employees age 50 and older for both 2010 and 2009. The Plan complied with nondiscrimination requirements under the Code for both 2010 and 2009.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2010

1.  Description of the Plan (continued)

Fixed Match Contributions

Effective March 1, 2010, the Company matches 100% of the first 5% of eligible compensation an employee contributes on a pretax and/or Roth 401(k) basis for each annual period. Prior to March 1, 2010, the Company matched 100% of the first 3% of base pay an employee contributed on a pretax and/or Roth 401(k) basis each pay period. At the end of each year, the Company completes a Fixed Match True-Up to ensure  the fixed match contribution provided by the Company is equal to the lower of the 5% of eligible compensation or the participants’ annual deferral rate average. Total Fixed Match contributions for the plan years ended December 31, 2010 and 2009 were $31,545,077, net of forfeitures of $1,441,000, and $17,993,998, respectively.

Variable Match Contributions

Effective March 1, 2010, the Company no longer makes a Variable Match contribution. Prior to March 1, 2010, the Company could choose to make an annual discretionary Variable Match contribution of 0% to 200% of participants’ Fixed Match contributions. Variable Match contributions were based primarily on Company performance and were determined at the sole discretion of the Board of Directors of the Company. In February 2010, the Company made total Variable Match contributions of $210,908, net of forfeitures of $1,638,528, for the plan year ended 2009.

For 2009, the Variable Match contribution was limited to former H&R Block Financial Advisors, Inc. (“HRBFA”) (subsequently renamed Ameriprise Advisor Services, Inc. (“AASI”)) employees, at the rate of 66% of Fixed Match contributions received, based on contractual agreement.

Company Stock Contributions

Prior to May 2009, the Company contributed 1% of biweekly eligible compensation, regardless of whether the eligible employee contributed to the Plan. This contribution was invested in the Ameriprise Financial Stock Fund. However, participants were allowed to immediately transfer their balance among the other investment options. Total Company Stock contributions for the plan year ended December 31, 2009 were $2,518,190.

Limit on Contributions

For purposes of the Plan, eligible compensation is a participant’s regular cash compensation up to $245,000 for both 2010 and 2009, before tax deductions and certain other withholdings. Effective March 1, 2010, eligible compensation for all employees was enhanced to include performance related cash bonuses, overtime, commissions and certain other amounts in addition to base pay.

Rollover Contributions

A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not eligible for any Company contributions. Former employees of businesses acquired by the Company, were given the option to rollover their account balances and outstanding loans directly into the Plan.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2010

1.  Description of the Plan (continued)

Vesting

Participants are immediately vested in their pretax, Roth 401(k), after-tax, and rollover contributions and income and appreciation on the foregoing. Company contributions are vested on a five-year graded schedule of 20% per year of service with the Company or if the participant retires at or after age 65, becomes disabled or dies. Profit Sharing contributions, which were replaced with Variable Match contributions effective January 1, 2007, and income and appreciation thereon, are fully vested after five years of service, upon retiring at or after attaining age 65, upon becoming disabled or at death. Company contributions not vested at the time of termination of employment are forfeited and used to reduce future Company contributions. Forfeitures for the plan years ended December 31, 2010 and 2009 were $1,820,701 and $1,658,567, respectively.

Tax Deferrals

As long as the Plan remains qualified and the Trust remains tax exempt, amounts invested in the Plan through participant and Company contributions and rollovers, as well as the income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant.

Distributions and Withdrawals

If employment ends, participants are eligible to receive a distribution of their vested account balance. Participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of Ameriprise Financial, Inc. common shares, mutual funds shares held under the SMBA, or a combination of cash and shares. Termed participants can defer payments until age 70 ½.

Active participants may be eligible to request an in-service withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code.

Loan Program

The EBAC has the power to establish, interpret and administer a uniform and nondiscriminatory loan program which the trustee must observe in making loans, if any, to active participants. Such individuals shall be eligible for loans pursuant to such uniform and nondiscriminatory loan program. Such loan program shall be evidenced by a written document separate from the Plan and Trust.

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balance. The administrative loan origination fee of $75 per loan is paid by the participant and is deducted from the proceeds of the loan. Loan terms range up to 59 months or up to 359 months if the loan is used towards the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the first business day of the month before the date the loan is originated. Principal and interest payments will be deducted automatically from the participant’s pay each period. If the participant’s service with the Company ends for any reason, the entire principal and interest of any outstanding loan will be due and payable within 45 days. A loan will be considered in default if payments are not received by the Plan within 90 days following the date payment is due under the note. Loans not repaid within that timeframe will be reported as taxable distributions.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2010

2.  Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Certain prior year balances have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are reported at fair value. See Note 6 for information on the Plan’s accounting policies related to valuation of investments. Defined contribution plans are required to report fully benefit-responsive investment contracts at contract value and also report fair value; therefore, a reconciliation of fair value to contract value is presented on the Statements of Net Assets Available for Benefits.

Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, which is a reasonable estimate of fair value due to restrictions on the transfers of these loans. Interest income on participant loans is recorded when it is earned.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2010

3.  Recent Accounting Pronouncements

Fair Value

In May 2011, the Financial Accounting Standards Board (“FASB”) updated the accounting standards related to fair value measurement and disclosure requirements. The standard requires entities, for assets and liabilities measured at fair value in the statement of financial position which are Level 3 fair value measurements, to disclose quantitative information about unobservable inputs and assumptions used in the measurements, a description of the valuation processes in place, and a qualitative discussion about the sensitivity of the measurements to changes in unobservable inputs and interrelationships between those inputs if a change in those inputs would result in a significantly different fair value measurement. In addition, the standard requires disclosure of fair value by level within the fair value hierarchy for each class of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed. The standard is effective for interim and annual periods beginning on or after December 15, 2011. The adoption of the standard is not expected to have a material impact on the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.

Reporting Loans to Participants by Defined Contribution Pension Plans

In September 2010, the FASB updated the accounting standards related to participant loans. The standard requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, participant loans were measured at fair value and classified as investments. The standard is effective for plan years ending after December 15, 2010. The Plan adopted the standard in the fourth quarter of 2010. Participant loans have been reclassified to receivables as of December 31, 2010 and 2009.

Fair Value

In January 2010, the FASB updated the accounting standards related to disclosures on fair value measurements. The standard expands the current disclosure requirements to include additional detail about significant transfers between Levels 1 and 2 within the fair value hierarchy and to present activity in the rollforward of Level 3 activity on a gross basis. The standard also clarifies existing disclosure requirements related to the level of disaggregation to be used for assets and liabilities as well as disclosures on the inputs and valuation techniques used to measure fair value. The standard is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure requirements related to the Level 3 rollforward, which are effective for interim and annual periods beginning after December 15, 2010. The Plan adopted the standard in 2010, except for the additional disclosures related to the Level 3 rollforward, which the Plan will adopt in 2011. The adoption of the standard did not impact the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2010

4.  Investments

Investment Elections

A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open, with the exception of the SMBA. The SMBA has a minimum initial transfer of $3,000 and additional increments of at least $500. Future contributions cannot be made directly to the SMBA. There are no restrictions on participant redemptions on any of the investment funds.

Investment Options

A summary of investment options at December 31, 2010 is set forth below:

Mutual Funds — “Columbia and RiverSource® Funds” — Columbia Diversified Bond Fund, RiverSource Balanced Fund, Columbia Retirement Plus 2010 — 2045 Funds, Columbia Mid Cap Value Fund, Columbia Diversified Equity Income Fund and Columbia Large Core Quantitative Fund — are mutual funds offered to the general public. Each of the funds is managed by Columbia Management Investment Advisers, LLC (formerly RiverSource Investments, LLC), a wholly-owned subsidiary of the Company. James Small Cap Fund is managed by James Investment Research. Alger Small Cap Growth Institutional Fund is managed by Alger Group.

Collective Investment Funds — RiverSource Trust Equity Index Fund III is a collective fund, managed by Ameriprise Trust Company. Wellington Trust Mid Cap Growth Portfolio and Wellington Trust Large Cap Growth Portfolio are managed by Wellington Management Company LLP. AllianceBernstein International Style Blend Collective Fund is managed by AllianceBernstein LP.

Ameriprise Financial Stock Fund — The Ameriprise Financial Stock Fund is an Employee Stock Ownership Plan (“ESOP”) that invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.

Self-Managed Brokerage Account — The SMBA gives participants the freedom to invest in a wide variety of mutual funds in addition to the other aforementioned investment options. Participants are provided over 800 mutual funds from which to choose. American Express Company common stock is held in the SMBA on a hold or sell basis only and new purchases are not allowed.

Income Fund — Invests primarily in various book value wrap contracts, directly or indirectly, offered by insurance companies and banks, backed by fixed income securities issued by the U.S. government and its agencies. See Note 5 for a more comprehensive discussion of book value wrap contracts. Ameriprise Trust Company is the investment manager for the Income Fund. The Income Fund also invests in the RiverSource Trust U.S. Government Securities Fund I (which invests primarily in short-term debt instruments issued by the U.S. government and its agencies), the RiverSource Trust Government Income Fund (which invests primarily in U.S. Treasury, agency and mortgage backed securities) and the RiverSource Trust Stable Capital Fund I (which invests primarily in a diversified pool of U.S. Treasury, agency and mortgage backed securities together with book value wrap contracts of varying maturity, sizes and yields). The goal of these funds is to maximize current income consistent with the preservation of principal.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2010

4.  Investments (continued)

At December 31, 2010 and 2009, investments with a fair value representing 5% or more of the Plan’s net assets available for benefits were as follows:

Description	Number of Shares	Cost	Fair Value
2010
Mutual Funds
Columbia Large Core Quantitative Fund	15,142,723	$93,361,719	$82,224,983

Ameriprise Financial Stock Fund
Ameriprise Financial, Inc. Common Shares	1,962,685	$69,595,609	$113,512,676

Collective Investment Funds
RiverSource Trust Equity Index Fund III	1,310,130	$43,785,256	$50,728,235
Wellington Trust Fund Mid Cap Growth Portfolio	4,018,454	$39,691,877	$51,195,104
AllianceBernstein International	7,235,742	$64,743,729	$61,142,021

2009
Mutual Funds
Columbia Large Core Quantitative Fund	16,775,353	$105,389,020	$79,682,925

Ameriprise Financial Stock Fund
Ameriprise Financial, Inc. Common Shares	2,055,641	$71,443,381	$80,090,069

Collective Investment Funds
RiverSource Trust Equity Index Fund III	1,238,354	$40,874,207	$41,591,348
Wellington Trust Fund Mid Cap Growth Portfolio	4,047,522	$39,046,401	$41,122,825
AllianceBernstein International	6,985,558	$65,087,181	$56,722,728

5.  Book Value Wrap Contracts

Book value wrap contracts are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of collective investment funds and a pooled portfolio of actively managed fixed income securities owned by the Income Fund, referred to as the Covered Assets. The Income Fund enters into wrapper agreements (the contractual component) with third-parties, generally insurance companies or banks, to protect the Covered Assets from adverse interest rate movements. Under the agreements, the third-party is obligated to provide sufficient funds to cover participant benefit withdrawals and investment transfers regardless of the market value of the Covered Assets. While the agreements protect the Income Fund against interest rate risk, the Income Fund is still exposed to default risk if issuers of Covered Assets default on payment of interest or principal.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2010

5.  Book Value Wrap Contracts (continued)

Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, the Statements of Net Assets Available for Benefits presents the fair value of the book value wrap contracts as well as the adjustment of the book value wrap contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Contract value represents the face amount of the contract plus accrued interest at the contract rate.

Certain events may limit the ability of the Income Fund to transact at contract value with the wrapper contract issuers for participant benefit payments or investment transfers. One possible event would be a request by the Company to terminate or partially terminate the Plan. Another possible event would be a request by the trustee to terminate a contract at market value. Neither of these events is probable.

Certain events may allow the wrapper contract issuer to terminate a book value wrap contract and settle at an amount different from contract value. Such events are not probable but may include the termination of the Plan or the Trust holding the Income Fund assets, the replacement of the trustee of the Income Fund without the consent of the wrapper provider, a breach of the contract terms by a counterparty, or a legal or regulatory event such as an adverse ruling by a regulatory agency.

The crediting rate of a book value wrap contract is the rate at which the Income Fund will recognize income on Covered Assets. The rate is tied to the performance and duration of the Covered Assets and is generally reset quarterly. The weighted average crediting rates on the book value wrap contracts were 4.00% and 3.94% at December 31, 2010, and 2009, respectively. The average yield on the book value wrap contracts was 4.61% and 4.89% for 2010 and 2009, respectively.

6.  Fair Values of Assets

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Plan categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Plan’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2010

6.  Fair Values of Assets (continued)

Determination of Fair Value

The Plan uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets. The Plan’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The Plan’s income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Mutual Funds

The fair value of mutual funds is determined by the net asset value (“NAV”) which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.

Collective Investment Funds

The fair value of collective investment funds is determined by the NAV which represents the exit price. Collective investment funds are classified as Level 2 as they are traded in principal-to-principal markets with little publicly released pricing information.

Ameriprise Financial Stock Fund

The fair value of the Ameriprise Financial Stock Fund is determined using quoted prices in active markets for Ameriprise Financial, Inc. common shares and is classified as Level 1. Actively traded money market funds are measured at their NAV and classified as Level 1.

Self-Managed Brokerage Account

The fair value of common stock is determined using quoted prices in active markets and is classified as Level 1. The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.

Income Fund

The fair value of fixed income securities is obtained from nationally-recognized pricing services, broker quotes, or other model-based valuation techniques such as the present value of cash flows. Fixed income securities classified as Level 1 include U.S. Treasuries and those classified as Level 2 include agency mortgage backed securities, commercial mortgage backed securities, and U.S. government and agency securities. The fair value of wrapper agreements is based on the present value of future fee payments attributable to each wrapper. Wrapper agreements are classified as Level 3 as there are significant unobservable inputs.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2010

6.  Fair Values of Assets (continued)

The following tables present the balances of assets measured at fair value on a recurring basis:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds:
U.S. equity securities	$192,486,986	$—	$—	$192,486,986
U.S. debt securities	42,113,365	—	—	42,113,365
Balanced	165,544,776	—	—	165,544,776
Total mutual funds	400,145,127	—	—	400,145,127
Collective investment funds:
U.S. equity securities	—	122,604,300	—	122,604,300
Non-U.S. equity securities	—	61,142,021	—	61,142,021
Total collective investment funds	—	183,746,321	—	183,746,321
Ameriprise Financial Stock Fund	114,444,839	—	—	114,444,839
Self-Managed Brokerage Account:
Cash	192,435	—	—	192,435
Common stock	17,205,972	—	—	17,205,972
Mutual funds:
U.S. equity securities	71,659,687	—	—	71,659,687
U.S. debt securities	20,371,456	—	—	20,371,456
Balanced	2,691,568	—	—	2,691,568
Non-U.S. securities (1)	21,666,568	—	—	21,666,568
Total Self-Managed Brokerage Account	133,787,686	—	—	133,787,686
Income Fund:
U.S. Government and agency securities	3,614,075	71,625,504	—	75,239,579
Collective investment funds U.S. debt securities	—	33,518,008	—	33,518,008
Wrapper contracts	—	—	365,982	365,982
Total Income Fund	3,614,075	105,143,512	365,982	109,123,569
Total assets at fair value	$651,991,727	$288,889,833	$365,982	$941,247,542

(1) Includes both equity and debt securities.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2010

6.  Fair Values of Assets (continued)

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds:
U.S. equity securities	$159,853,713	$—	$—	$159,853,713
U.S. debt securities	36,284,957	—	—	36,284,957
Balanced	145,435,968	—	—	145,435,968
Total mutual funds	341,574,638	—	—	341,574,638
Collective investment funds:
U.S. equity securities	—	96,077,745	—	96,077,745
Non-U.S. equity securities	—	56,722,728	—	56,722,728
Total collective investment funds	—	152,800,473	—	152,800,473
Ameriprise Financial Stock Fund	81,496,538	—	—	81,496,538
Self-Managed Brokerage Account:
Cash	163	—	—	163
Common stock	17,569,592	—	—	17,569,592
Mutual funds:
U.S. equity securities	58,314,418	—	—	58,314,418
U.S. debt securities	19,008,136	—	—	19,008,136
Balanced	3,200,117	—	—	3,200,117
Non-U.S. securities (1)	18,596,901	—	—	18,596,901
Total Self-Managed Brokerage Account	116,689,327	—	—	116,689,327
Income Fund:
U.S. Government and agency securities	6,910,599	69,597,042	—	76,507,641
Collective investment funds U.S. debt securities	—	32,044,994	—	32,044,994
Wrapper contracts	—	—	279,921	279,921
Total Income Fund	6,910,599	101,642,036	279,921	108,832,556
Total assets at fair value	$546,671,102	$254,442,509	$279,921	$801,393,532

(1) Includes both equity and debt securities.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2010

6.  Fair Values of Assets (continued)

The following tables provide a summary of changes in Level 3 assets measured at fair value on a recurring basis:

	Wrapper Contracts
	2010		2009
Balance, January 1	$279,921		$179,850
Total gains included in:
Total investment income	86,061		100,071
Balance, December 31	$365,982		$279,921

Change in unrealized gains included in total investment income relating to assets held at December 31, 2010 and 2009	$86,061	(1)	$100,071	(1)

(1) Included in net realized/unrealized appreciation in the Statements of Changes in Net Assets Available for Benefits.

7.  Risks and Uncertainties

The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.  Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated December 11, 2007 to the effect the Plan is qualified under the Code and the Trust established under the Plan is tax exempt and the Plan satisfies the requirement of Code Section 4975(e)(7) as an ESOP. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is operated in compliance with the applicable requirements of the Code, and therefore believes the Plan is qualified and the Trust is tax exempt and the Plan satisfies the requirements of Code Section 4975(e)(7). There are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2007.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2010

9.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500.

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$955,909,007	$809,233,000
Deemed distributions of participant loans	(358,852)	(238,435)
Difference between contract value and fair value of fully benefit-responsive investment contracts	3,340,011	2,913,270
Net assets available for benefits per Form 5500	$958,890,166	$811,907,835

	December 31,
	2010	2009
Net increase in net assets available for benefits per the financial statements	$146,676,007	$205,005,953
Change in deemed distributions of participant loans	(120,417)	(29,858)
Change in difference between contract value and fair value of fully benefit-responsive investment contracts	426,741	598,210
Net income per Form 5500	$146,982,331	$205,574,305

10.  Subsequent Events

The Company evaluated events or transactions that may have occurred after the statement of net assets available for benefits date for potential recognition or disclosure through the date the financial statements were issued.

Effective January 10, 2011, the self-directed brokerage option available in the Plan is the Schwab Personal Choice Retirement Account (“PCRA”). Participants can choose from thousands of mutual fund products (including Columbia Funds). It also provides the ability to invest in exchange-traded funds and closed-end mutual funds. The trustee for the PCRA is Charles Schwab Trust Company.

As part of the Columbia Fund Mergers, effective April 2011, the RiverSource Balanced Fund was merged into the Columbia Balanced Fund.

Ameriprise Financial 401(k) Plan

SUPPLEMENTAL SCHEDULE

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2010

Name of Plan Sponsor:	Ameriprise Financial, Inc.
Employer Identification Number:	13-3180631
Three-Digit Plan Number:	001

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Mutual Funds —
Columbia Diversified Bond Fund*	7,184,427	$42,113,365
RiverSource Balanced Fund*	2,446,442	24,513,352
Columbia Retirement Plus 2010*	643,323	5,654,812
Columbia Retirement Plus 2015*	1,965,889	17,319,485
Columbia Retirement Plus 2020*	2,181,248	18,409,736
Columbia Retirement Plus 2025*	3,122,289	26,508,233
Columbia Retirement Plus 2030*	2,962,717	25,212,721
Columbia Retirement Plus 2035*	2,265,041	19,094,297
Columbia Retirement Plus 2040*	1,724,149	14,155,263
Columbia Retirement Plus 2045*	1,749,330	14,676,877
Columbia Mid Cap Value Fund*	2,770,794	21,916,984
Columbia Diversified Equity Income Fund*	3,423,726	34,613,866
Columbia Large Core Quantitative*	15,142,723	82,224,983
James Small Cap Fund	1,132,918	24,085,833
Alger Small Cap Fund	1,064,846	29,645,320
Total Mutual Funds		400,145,127

Collective Investment Funds —
RiverSource Trust Equity Index Fund III*	1,310,130	50,728,235
Wellington Trust Mid Cap Growth Portfolio	4,018,454	51,195,104
Wellington Trust Large Cap Growth Portfolio	1,373,238	20,680,961
AllianceBernstein International	7,235,742	61,142,021
Total Collective Investment Funds		183,746,321

Ameriprise Financial Stock Fund —
Wells Fargo Heritage Money Market Fund	932,163	932,163
Ameriprise Financial, Inc. Common Shares*	1,962,685	113,512,676
Total Ameriprise Financial Stock Fund		114,444,839

Self-Managed Brokerage Account		133,787,686

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2010

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Income Fund —

RiverSource Trust U.S. Government Securities Fund I*	14,603,575	14,603,575
RiverSource Trust Government Income Fund*	171,561	4,705,921
RiverSource Trust Stable Capital Fund I*	564,278	14,208,512
U.S. Government and agency securities:
FNMA TBA 15YR 3.5% 1/15/26	1,000,000	1,006,875
FNMA TBA 1/01/19	750,000	786,211
FNMA TBA 1/01/18	2,400,000	2,546,251
FNMA 15YR TBA 5.50%	75,000	80,625
FNMA 15YR TBA 6.00%	600,000	651,656
FNMA 30YR TBA 6.50%	1,275,000	1,416,844
FHLMC GOLD TBA 15YR 3.50%	1,500,000	1,508,907
FHLMC GOLD #E92454	69,648	74,564
FHLMC GOLD #E97248	66,454	71,218
FHLMC GOLD #E99565 5.50% 9/01/18	66,475	72,005
FHLMC GOLD #E99595 5.50% 10/01/18	24,644	29,171
FHLMC (NON GOLD) ARM #1J0614 5.69% 9/01/37	165,287	176,172
FGOLD 30YR 6.00% 9/1/37	151,571	162,874
FHLMC GOLD #G12141	411,463	435,363
FHLMC GOLD #QQQ	694,961	771,792
FHLMC #G04688	430,755	461,419
H 1G 1G0847	323,267	340,393
FHLMC (NON-GOLD) ARM #1J1396	185,958	197,394
FHLMC (NON-GOLD) ARM #1G2450	272,706	288,532
FHLMC (NON-GOLD) ARM #1G2598	184,146	195,933
FHLMC MTN 4.00%	1,500,000	1,614,443
FHLMC 1.88%	230,000	231,943
FHLMC #G10559 GOLD 7.00%	694	714
FHLMC #G10561 GOLD 7.00%	789	811
FHLMC #C66537	37,825	43,311
FHLMC #C66594	14,972	17,264
FHLMC #A83607	353,445	381,036
FHLMC GOLD #B12280	74,307	81,045
FHLMC CMO 6.085% 9/25/29	11,854	12,417
FHLB 3.125%	605,000	639,187
FHLB 0.40%	335,000	334,953
FHLB 0.50% 12/23/11	710,000	709,493
FHLB 0.50% 12/30/11	585,000	585,279
FHLB 0.75%	660,000	662,423
FHLB 0.625%	765,000	765,878
FHLB 0.50% 9/17/13	415,000	415,134
FHLB 1.20%	90,000	89,993

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2010

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Income Fund (continued) —

FHLMC #780514 ARM	35,679	37,581
FNMA 4.375%	535,000	590,370
FNMA 1.125%	235,000	236,098
FHLMC VARIABLE	1,110,000	1,106,544
FHLMC K008 2.746% 12/25/19	416,681	411,126
FNMA #250800 7.50%	2,523	2,597
FNMA #252016	18,624	21,286
FNMA #323812 6.00% 7/1/29	568,354	628,943
FNMA #357264	430,375	476,254
FNMA #357324	245,286	260,219
FNMA GTD MTG PASS	533,443	577,276
FNMA #387549	413,685	446,154
FNMA #433679	73,733	81,370
FNMA #462237	283,010	314,204
FNMA POOL #462845	834,503	891,566
FNMA #535003	13,857	14,916
FNMA #535219	12,543	13,824
FNMA #535802	22,126	24,074
FNMA #545874	67,133	76,662
FNMA #555432	437,577	473,670
FNMA #555528	224,059	247,944
FNMA #555531	391,004	423,254
FNMA #635227	100,502	113,699
FNMA #635894	24,886	28,545
FNMA #636030	38,812	44,456
FNMA #638210	17,738	20,344
FNMA #640996	30,278	34,973
FNMA #646456	143,598	164,505
FNMA #647989	182,234	208,766
FNMA #648349	84,445	92,824
FNMA #653145	63,110	69,283
FNMA ARM #654285	44,455	47,375
FNMA #659930	323,810	358,329
FNMA #667787	46,599	50,490
FNMA #670891	100,685	107,426
FNMA 2003-W11 A1	1,293	1,340
FHLMC 2617 HD	26,276	26,593
FNMA 2003-W19-1A6	432,870	469,340
FNMA 2004-W3 A15	1,462	1,465
FNMA 2004-60 PA	152,036	163,521

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2010

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Income Fund (continued) —

FHLMC 2770 ON	136,477	140,561
FHLMC 2843-BA	56,462	58,726
FHLMC 2907-AG	90,465	95,359
FHLMC 3154-AN	263,734	269,216
FHLMC REMIC SERIES 3296 NA 5.00%	171,007	179,591
FNMA 1.85%	320,000	322,491
FNMA	400,000	403,645
FNMA 2.625% 11/20/14	250,000	259,742
FNMA .80%	410,000	410,892
FNMA 1.625% 10/26/15	2,289,000	2,237,756
FNMA .75%	996,000	985,145
FNMA 1.6%	700,000	679,932
FHLMC REMIC SERIES 3676 7/15/24 4.00%	1,188,898	1,248,181
FNMA REMIC TRUST 2010-87B 2/25/24	586,465	614,861
FNMA #695838	65,719	72,028
FNMA #699883	379,270	410,552
FNMA #702427	132,642	144,431
FNMA #703937	15,452	16,742
FNMA #704265	368,003	398,357
FNMA #705304	67,858	72,164
FNMA #720399	109,779	119,061
FNMA #720422	68,142	73,827
FNMA GTD MTG PASS	327,115	361,987
FNMA #725090	85,462	90,559
FNMA #725232	522,928	555,254
FNMA #725284	28,270	29,840
FNMA #725425	82,945	89,445
FNMA #725773	440,474	476,117
FNMA #725815	202,283	224,668
FNMA #740843	62,393	67,733
FNMA #741897	136,402	144,834
FNMA #745275	723,068	766,411
FNMA POOL #745418	780,723	843,166
FNMA #745563	161,520	175,852
FNMA #745629	448,333	488,928
FNMA #747019	76,488	82,188
FNMA #754297	40,769	43,443
FNMA #759123	55,126	57,630
FNMA #761141	291,256	313,085
FNMA #763578	581,120	647,610

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2010

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Income Fund (continued) —

FNMA #764082	82,529	85,819
FNMA #764156	64,246	68,376
FNMA #766731	410,463	435,324
FNMA #780582	74,974	79,432
FNMA #785506	772,011	818,770
FNMA ARM #786628	64,614	69,336
FNMA #794787	97,653	104,170
FNMA ARM #799769	64,083	68,562
FNMA ARM #801344	56,372	59,672
FNMA #804303	404,196	436,903
FNMA #22092 5.5% 9/1/34	261,370	284,562
FNMA #809534 5.09% 2/01/35	89,847	95,354
FNMA 10/1 HYBRID ARM 5.1% 8/1/35	245,162	261,359
FNMA ARM #820545	166,725	178,089
FNMA ARM #826908	211,679	226,906
FNMA #831809	576,949	637,733
FNMA #844705	186,917	200,554
FNMA #844816	71,301	78,068
FNMA ARM #847988	157,641	166,098
FNMA ARM #849082	115,295	122,075
FNMA ARM #849170	73,537	78,683
FNMA #865689	98,539	105,383
FNMA #865818	133,683	142,904
FNMA ARM #866097	80,123	85,752
FNMA ARM #872753	50,573	54,346
FNMA #886054	123,103	141,999
FNMA ARM #887096	104,880	112,520
FNMA #888414	544,639	577,286
FNMA 889052 6% 2/1/38	592,175	648,941
FNMA POOL #890231	250,483	266,908
FNMA POOL #930946	1,388,949	1,468,768
FNMA POOL #976421	101,241	106,683
FNMA POOL #995097	189,070	212,908
FNMA POOL #995753	1,222,457	1,286,636
FNMA 10 YEAR 3.5% 10/1/20	965,374	1,003,713
FNMA MORT 10/01/2039 5.5% #AD0319	750,797	811,222
FNMA 5.5% 6/1/40 POOL #AE0085	900,930	981,131

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2010

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Income Fund (continued) —

GNMA 2006-30-A	684,944	714,502
GNMA REMIC TRUST 2009-63	521,089	542,990
GNMA REMIC TRUST 2009-71	732,693	757,262
GNMA REMIC TRUST 2010-18	542,211	558,990
GNMA REMIC 2.229% 12/16/30	439,495	447,283
GNMA REMIC TRUST 2010-16 A	493,492	511,867
GNMA REMIC TRUST 2010-16	930,976	955,522
GNMA REMIC 2.461%	522,587	532,790
GNMA REMIC TRUST 2010-36	413,311	426,289
GNMA REMIC TRUST 2010-52	430,637	437,546
GNMA REMIC TRUST 2010-49	247,363	256,623
GNMA REMIC TRUST 2010-65 A	441,154	447,213
GNMA REMIC TRUST 2010-63	2,103,964	2,163,902
GNMA REMIC TRUST 2010-71	588,922	602,548
GNMA REMIC TRUST 2010-74	592,823	608,283
GNMA REMIC TRUST 2010-83	935,499	947,556
GNMA REMIC TRUST 2010-100	544,084	552,542
GNMA REMIC TRUST 2010-122 A	496,532	498,871
GNMA REMIC TRUST 2010-141 A	348,211	351,036
U.S. TREAS NTS 1.8750% 7/15/15	325,000	399,035
U.S. TREAS NTS 1.2500%	340,000	370,456
U.S. TREAS NTS 2.6250% 8/15/20	265,000	253,860
U.S. TREAS NTS 2.6250% 11/15/20	470,000	444,944
U.S. TREAS NTS 1.8750% 10/31/17	615,000	586,598
U.S. TREAS NTS 2.2500%	1,600,000	1,559,182
BANK OF AMERICA FDIC GTD TLG 3.125%	380,000	394,100
BANK OF AMERICA FDIC GTD TLG 2.100%	290,000	297,054
CITIGROUP FUNDING 2.125%	490,000	505,492
CITIGROUP FDG INC GTD TLGP 1.8750%	300,000	306,766
FHMS 2006-K1-A2	885,065	988,638
GENERAL ELECTRIC 12/28/12 2.625%	815,000	844,824
GOLDMAN SACHS GP INC FDIC TL 1.625%	600,000	608,784
JP MORGAN CHASE	265,000	267,062
PRIVATE EXPORT 3.05%	615,000	645,485

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2010

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Income Fund (continued) —

Wrappers:
AIG Wrapper		16,861
Bank of America Wrapper		49,498
State Street Wrapper		29,830
RBC II Wrapper		18,278
IXIS Wrapper		38,908
RBC I Wrapper		15,070
Rabobank Wrapper		17,583
JP Morgan Chase Wrapper		50,095
Pacific Life Wrapper		25,882
Met Life Wrapper		39,501
Monumental V Wrapper		49,842
Monumental II Wrapper		14,634
Total Income Fund		109,123,569

Loans to Participants*
Various, 4.0% – 9.5%, due 1/11 – 10/36		24,177,547
Less: Deemed distributions		(358,852)
Net participant loans		23,818,695

Assets Held at End of Year per Form 5500		$965,066,237

* Indicates Party-in-interest

SIGNATURE

THE PLAN, Pursuant to the requirements of the Securities Exchange Act of 1934 and the Employee Benefits Administration Committee, duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL 401(k) PLAN

	By	/s/ Michelle Rudlong
Michelle Rudlong
Delegate
Employee Benefits Administration Committee

Date: June 23, 2011

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm.